                                                   OMB APPROVAL

                                                   OMB NUMBER          3235-0287
                                                   EXPIRES:              PENDING
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE........0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Barakett                          Timothy                R.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Atticus Capital, L.L.C.
152 West 57th Street, 45th Floor
--------------------------------------------------------------------------------
                                    (Street)

  New York                            NY                 10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issue: Name and Ticker or Trading Symbol

     Champps Entertainment, Inc. (NASDAQ: CMPP)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     January, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original


________________________________________________________________________________
6.   Relationship of Reporting Persons to Issuer

     /X/  Director                             /X/  10% Owner
     / /  Officer (give title below)           / /  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing Reporting (Check Applicable Line)

     /X/  Form filed by One Reporting Person
     / /  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                               6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                                 3.             Disposed of (D)                 Securities     Form:      7.
                                                 Transaction    (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                                   2.            Code           ------------------------------  Owned at End   (D) or     Indirect
1.                                 Transaction   (Instr. 8)                     (A)             of Month       Indirect   Beneficial
Title of Security                  Date (Month/  ------------       Amount      or     Price    (Instr. 3      (I)        Ownership
(Instr. 3)                         Day/Year)      Code    V                     (D)             and 4)         (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per     1/3/2002     See Note 2      402,265      A/D    $  8.90                     I      See Note 1
share ("Common Stock")
------------------------------------------------------------------------------------------------------------------------------------
                                     1/24/2002     P                14,000       A     $ 10.04                     I      See Note 1
------------------------------------------------------------------------------------------------------------------------------------
                                     1/25/2002     P                 1,700       A     $  9.93                     I      See Note 1
------------------------------------------------------------------------------------------------------------------------------------
                                     1/29/2002     P                   500       A     $ 10.77                     I      See Note 1
------------------------------------------------------------------------------------------------------------------------------------
                                     1/30/2002     P                10,000       A     $ 11.04                     I      See Note 1
------------------------------------------------------------------------------------------------------------------------------------
                                     1/31/2002     P                32,100       A     $ 11.37                     I      See Note 1
------------------------------------------------------------------------------------------------------------------------------------

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
                                      2/1/2002     P                 3,300       A     $ 11.38                     I      See Note 1
------------------------------------------------------------------------------------------------------------------------------------
                                      2/4/2002     P                 7,000       A     $ 10.99                     I      See Note 1
------------------------------------------------------------------------------------------------------------------------------------
                                      2/5/2002     P                 2,000       A     $ 11.01    2,020,856        I      See Note 1
====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
             2.                                                                                          Deriv-     of
             Conver-                       5.                               7.                           ative      Deriv-   11.
             sion                          Number of                        Title and Amount             Secur-     ative    Nature
             or                            Derivative    6.                 of Underlying       8.       ities      Secur-   of
             Exer-               4.        Securities    Date               Securities          Price    Bene-      ity:     In-
             cise      3.        Trans-    Acquired (A)  Exercisable and    (Instr. 3 and 4)    of       ficially   Direct   direct
             Price     Trans-    action    or Disposed   Expiration Date    ----------------    Deriv-   Owned      (D) or   Bene-
1.           of        action    Code      of(D)         (Month/Day/Year)           Amount      ative    at End     In-      ficial
Title of     Deriv-    Date      (Instr.   (Instr. 3,    ----------------           or          Secur-   of         direct   Owner-
Derivative   ative     (Month/   8)        4 and 5)      Date      Expira-          Number      ity      Month      (I)      ship
Security     Secur-    Day/      --------  ------------  Exer-     tion             of          (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)   ity       Year)     Code  V    (A)    (D)   cisable   Date     Title   Shares      5)       4)         4)       4)
------------------------------------------------------------------------------------------------------------------------------------
N/A
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


         Note 1: The Reporting Person is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company ("Atticus Holdings"), which serves as a general partner to certain investment funds over which the Reporting Person has investment discretion. The Reporting Person is also the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company, and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands (collectively, the "Atticus Entities"). The Atticus Entities act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities and Atticus Holdings, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Rule 16a-1(a)(1) under the Securities Exchange Act of 1934. Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in the Shares owned by the Funds except to the extent, if any, of his pecuniary interest therein. The Reporting Person does not have a pecuniary interest within the meaning of Rule 16(a)-1(a)(2) in securities held by the Accounts and accordingly such securities will no longer be included in the Reporting Person's Section 16 reports.

         Note 2: Shares sold by certain Funds and purchased by another in an out of market transaction at a price of $8.90, which equals the closing price reported for the day on the Nasdaq Stock Market.


                             /s/ Timothy R. Barakett            February 8, 2002
                         --------------------------------
                         ** Signature of Reporting Person         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.